SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Notice of General Meeting of Ferroglobe PLC

On October 2, 2017, Ferroglobe PLC (“Company”) released its Notice of General Meeting (“General Meeting”). The General Meeting will be held on Thursday, October 26, 2017 at 3:00 p.m. British Summer Time (BST) at 2nd Floor West Wing, Lansdowne House, 57 Berkeley Square, London W1J 6ER, United Kingdom.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2017

FERROGLOBE PLC

by:	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary

EXHIBIT INDEX
Exhibit No.	Description
99.1	Press Release dated October 2, 2017
99.2	Notice of General Meeting dated October 2, 2017 (including Explanatory Notes to Proposed Resolution, Amended and Restated Articles of Association and Corporate Governance Policy Statement)
99.3	Forms of Proxy Card for General Meeting